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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 ---------------

                                   CURIS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                 (CUSIP Number)

       WILLIAM D. SAVOY                      LUCAS SCHENCK
       VULCAN VENTURES INCORPORATED          FOSTER PEPPER & SHEFELMAN PLLC
       110-110TH AVENUE N.E., SUITE 550      1111 THIRD AVENUE, SUITE 3400
       BELLEVUE, WA  98004                   SEATTLE, WA  98101
       (206) 453-1940                        (206) 447-4400

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  JULY 31, 2000
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
                                       13D
---------------------                                      ---------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vulcan Ventures Incorporated     IRS ID NO. 91-1374788
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                WC
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Washington
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             -0- shares
      NUMBER OF        ---------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               1,568,663 shares (1)
        EACH           ---------------------------------------------------------
      REPORTING         9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                 -0- shares
                       ---------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             1,568,663 shares (1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,568,663 shares (1)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                 IV, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

---------------------
CUSIP NO. 777777 10 3                13D
---------------------


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Paul G. Allen
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     AF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

        NUMBER OF            -0- shares
         SHARES        ---------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER
        OWNED BY
          EACH               1,568,663 shares (1)
        REPORTING      ---------------------------------------------------------
         PERSON         9    SOLE DISPOSITIVE POWER
          WITH
                             -0- shares
                       ---------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             1,568,663 shares (1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,568,663 shares (1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.2%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

ITEM 1. SECURITY AND ISSUER

        THIS STATEMENT RELATES TO THE COMMON STOCK, $0.01 PAR VALUE PER SHARE (THE "COMMON STOCK"), OF CURIS INC., A DELAWARE CORPORATION (THE "ISSUER"). THE TISSUER'S PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 45 MOULTON STREET CAMBRIDGE, MASSACHUSETTS 02138

ITEM 2. IDENTITY AND BACKGROUND

        The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

                Paul G. Allen, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                William D. Savoy, Vulcan Northwest Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

                Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

                Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

        During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this
Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

        Vulcan Ventures effected the transactions reported in this statement for investment purposes. Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in
(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in

NASDAQ, or (vii) any similar action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        On July 31, 2000, Creative BioMolecules, Inc.; Ontogeny, Inc.; and Reprogenesis, Inc. merged to form Curis, Inc. At the time of the merger Vulcan Ventures held 6,118,030 shares of Ontogeny, Inc., which upon completion of said merger automatically converted into Curis, Inc. Common Stock at an exchange ratio of 1 to 0.2564.

        Therefore, Vulcan Ventures owns an aggregate of 1,568,663 shares of Common Stock of the Issuer. Such shares represent approximately 6.2% of the outstanding Common Stock of the Issuer. This percentage amount is based upon
29.9 million shares of Common Stock outstanding as of the close of the Merger, as reported by the Issuer on form S-4/A (File No. 333-32446) filed on June 19, 2000.

        As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 1,568,663 shares of Common Stock owned by Vulcan Ventures and may be deemed beneficially to own such shares, representing approximately 6.2% of the outstanding shares of Common stock.

        Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

        Except for the transactions set forth in this Item 5 and in Item 6 below, which item is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT       DESCRIPTION
        -------       -----------
         99.3         Joint Filing Agreement

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated August 10, 2000.

                                        VULCAN VENTURES INCORPORATED


                                        By: /s/ WILLIAM D. SAVOY
                                            -----------------------------------
                                            William D. Savoy, Vice President


                                            /s/ PAUL G. ALLEN
                                            -----------------------------------
                                            Paul G. Allen

EXHIBIT INDEX


        EXHIBIT       DESCRIPTION
        -------       -----------
         99.3         Joint Filing Agreement